0-33233

AR/S

03019943

APR 4 - 2003

PFS BANCORP, INC.

2002 ANNUAL REPORT

TO STOCKHOLDERS

P.E. 12-31-02

TABLE OF CONTENTS

	Page
President's Letter to Stockholders	1
Business of PFS Bancorp, Inc.	2
Market Price of PFS Bancorp Common Shares and Related Stockholder Matters	3
Selected Consolidated Financial and Other Data	4
Management's Discussion and Analysis of Financial Condition and Results of Operations	6
Report of Independent Certified Public Accountants	15
Consolidated Statements of Financial Condition	16
Consolidated Statements of Earnings	17
Consolidated Statements of Comprehensive Income	18
Consolidated Statements of Shareholders' Equity	19
Consolidated Statements of Cash Flows	20
Notes to Consolidated Financial Statements	22
Directors and Executive Officers	42
Banking Locations and Stockholder Information	43

President's Letter

Dear Shareholders,

We are pleased to present the second Annual Report of PFS Bancorp, Inc. Peoples Federal Savings Bank converted from the mutual to stock form of ownership in October 2001, culminating in the sale of 1,520,875 shares at an initial issuance price of $10.00 per share.

In connection with our conversion to stock form, we changed our June 30th fiscal reporting year to a calendar year. As a result, our consolidated financial statements herein reflect this transition as we report on our financial condition as of and for the year ended December 31, 2002 compared to the fiscal year ended June 30, 2001.

Our entry into the world of publicly traded thrifts has been extremely successful. Net earnings forthe year ended December 31, 2002, totaled $853,000, an increase of $105,000, or 14.0% over the $748,000 of net earnings recorded for the fiscal year ended June 30, 2001.

The improvement in our core operations was primarily fueled by a $551,000, or 16.7% increase in net interest income after the provision for losses on loans. Our assets at December 31, 2002 totaled $119 million, representing a modest decrease of $209,000, or 0.2% compared to December 31, 2001 levels. Shareholders' equity at December 31, 2002 totaled a solid $27.6 million, or 23.2% of total assets, representing the highest capital to assets ratio of any financial institution headquartered in southeastern Indiana.

Apparently, the investment community appreciates our efforts to date. At December 31, 2002, our share price had climbed to $15.55, representing a 14.3% increase over the December 31, 2001 closing price. This same period saw the Dow Jones Industrial Average drop nearly 16.8%. We have continued to enhance shareholder value by paying a 5 cent dividend in the last three quarters of 2002 and increased the dividend by 50% to 7.5 cents per share for the first quarter of 2003. Shareholders' equity was further enhanced through a stock repurchase of 5%, or 77,565 shares, of common stock in March 2003. This stock repurchase was announced and completed on the same day at approximately $1.29 below book value per share.

As we continue to grow, we pledge to do our best to maintain your trust. This pledge has been carried forward since the incorporation of Peoples in 1887. We have a long and proud legacy to live up to. Our goal has always been to maintain a stable and secure financial institution that provides quality service to our customers while offering competitive rates on our loans and deposits. The key to meeting that goal is, as it always has been, our employees, who have over 400 years of combined banking experience.

Since our conversion and the formation of PFS Bancorp, we have continued to take actions to increase the value of your investment, which includes searching for quality loans and investments to enhance profitability. We will continue to explore other means to enhance shareholder value. We are encouraged by our progress to date and look forward to building on our successes.

I wish to thank our directors, officers and employees for their support and their continued service and dedication to PFS Bancorp and the Bank. I would also like to thank you as investors for your overwhelming support and confidence in our stock.

Sincerely,

Mel E. Green
President and Chief Executive Officer

BUSINESS OF PFS BANCORP, INC.

PFS Bancorp, Inc., an Indiana corporation ("PFS Bancorp" or the "Corporation"), is a unitary savings and loan holding company which owns all of the outstanding common shares of Peoples Federal Savings Bank ("Peoples" or the "Bank"), a federally chartered savings bank.

Founded in 1887, Peoples is a community and customer oriented stock savings bank organized under the laws of the United States. Peoples conducts business out of its main office located in Aurora, Indiana and two branch offices in Rising Sun and Vevay, Indiana. Peoples' business consists principally of attracting deposits from the general public and using those funds to originate loans secured by one-to-four-family residential loans, multi-family loans, non-residential real estate loans and consumer loans. Peoples' profitability depends primarily on its net interest income, which is the difference between the income it receives on loans and other assets and its cost of funds, which consists of the interest paid on deposits and borrowings. At December 31, 2002, PFS Bancorp had total assets of $119.0 million, deposits of $89.4 million and total shareholders' equity of $27.6 million.

PFS Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"), as its primary federal regulator, and the Federal Deposit Insurance Corporation (the "FDIC"), which administers the Savings Association Insurance Fund. The FDIC insures deposits in Peoples up to applicable limits.

MARKET PRICE OF PFS BANCORP COMMON SHARES AND RELATED STOCKHOLDER MATTERS

PFS Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since October 11, 2001, under the symbol "PBNC." Presented below are the high and low trading prices for PFS Bancorp's common shares as well as related dividends for the period from October 11, 2001, the date of the consummation of the conversion to stock form, to December 31, 2002. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from Nasdaq.

	High	Low	Dividends
Quarter ended:			
December 31, 2001	$14.40	$12.15	$ --
March 31, 2002	14.36	13.25	--
June 30, 2002	15.95	14.05	.05
September 30, 2002	17.60	15.26	.05
December 31, 2002	16.06	14.43	.05

As of March 21, 2003, PFS Bancorp had 1,473,728 common shares outstanding held of record by approximately 348 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

PFS Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.

	At December 31,		At June 30,
	2002	2001	2001
	(Dollars In Thousands)		
Selected Balance Sheet Data:			
Total assets	$119,036	$119,245	$114,569
Cash and cash equivalents(1)	5,225	13,854	14,853
Investment securities available for sale	15,142	5,953	1,450
Investment securities held to maturity	161	169	169
Loans receivable-net	95,702	96,772	95,457
Deposits	89,420	90,429	98,649
Borrowings	1,000	--	1,000
Shareholders' equity(2)	27,597	27,836	13,865
Full service offices	3	3	3

	Year Ended December 31, 2002	Six Months Ended December 31, 2001	Year Ended June 30, 2001
	(In thousands, except per share data)		
Selected Operating Data:			
Total interest income	$6,840	$3,785	$8,406
Total interest expense	2,900	2,045	4,953
Net interest income	3,940	1,740	3,453
Provision for losses on loans	92	48	156
Net interest income after provision for losses on loans	3,848	1,692	3,297
Total other income	336	180	666
Total general, administrative and other expense	2,707	1,543	2,677
Earnings before income taxes	1,477	329	1,286
Income taxes	624	148	538
Net earnings	$ 853	$ 181	$ 748
Earnings per share	$ .59	N/A	N/A

(Footnotes on following page)

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Year Ended December 31, 2002	Six Months Ended December 31, 2001	Year Ended June 30, 2001
Selected Operating Ratios(3):			
Performance Ratios:			
Return on average assets	.71%	.31%	.65%
Return on average equity	3.08	1.89	5.63
Equity to assets at end of period	23.18	23.34	12.10
Interest rate spread(4)	2.51	2.37	2.59
Net interest margin(4)	3.33	3.01	3.10
Average interest-earning assets to average interest-bearing liabilities	133.39	118.00	112.02
Net interest income after provision for losses on loans to total general, administrative and other expense	142.15	109.66	123.16
Total general, administrative and other expense to average total assets	2.25	2.60	2.33
Asset Quality Ratios:			
Non-performing loans to total loans at end of period(5)	.93%	1.87%	1.13%
Non-performing assets to total assets at end of period(5)	.95	1.62	1.03
Allowance for loan losses to total loans at end of period	.78	.73	.73
Allowance for loan losses to total non-performing loans at end of period(5)	84.79	39.18	63.71
Capital Ratios:			
Tangible capital ratio	17.4%	17.3%	11.4%
Core capital ratio	17.4	17.3	11.4
Risk-based capital ratio	29.3	29.4	20.1

(1) Consists of cash and short-term interest-bearing deposits in other financial institutions.

(2) Consists of retained earnings only at June 30, 2001.

(3) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods and are annualized where appropriate.

(4) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) Non-performing loans consist of non-accrual loans and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

PFS Bancorp, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

PFS Bancorp's profitability depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other financial institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Indianapolis. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. PFS Bancorp's profitability also depends, to a lesser extent, on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.

Historically, Peoples' business has consisted primarily of originating single-family real estate loans secured by property in its market area. Peoples' loans are primarily funded by deposits. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction and consumer loans. To a significantly lesser extent, Peoples also offers multi-family, non-residential and consumer and other loans.

PFS Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond management's control.

Forward-Looking Statements Are Subject to Change

Certain statements are made in this document as to what management expects may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on management's current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. Management's current expectations and beliefs as to future events are subject to change at any time, and no assurances can be provided that the future events will actually occur.

The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from the daily average balances.

	At December 31, 2002		Year Ended December 31, 2002			Year Ended June 30, 2001		
	Balance	Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
			(Dollars In Thousands)					
Interest-earning assets:								
Loans receivable, net (1)	$ 95,702	5.77%	$ 95,104	$6,246	6.57%	$ 96,494	$7,793	8.08%
Investment and mortgage-backed securities	16,033	3.31	12,304	409	3.32	2,261	74	3.27
Deposits in other financial institutions (2)	5,225	1.49	10,982	185	1.68	12,639	539	4.26
Total interest-earning assets	116,960	5.24	118,390	6,840	5.78	111,394	8,406	7.55
Non-interest-earning assets	2,076		2,005			3,711		
Total assets	$119,036		$120,395			$115,105		
Interest-bearing liabilities:								
Deposits	$ 86,749	2.65	$ 88,600	2,898	3.27	$ 97,339	4,775	4.91
FHLB advances	1,000	1.62	154	2	1.30	2,601	178	6.84
Total interest-bearing liabilities	87,749	2.64	88,754	2,900	3.27	99,940	4,953	4.96
Non-interest-bearing liabilities	3,690		3,943			1,876		
Total liabilities	91,439		92,697			101,816		
Total equity(3)	27,597		27,698			13,289		
Total liabilities and equity	$119,036		$120,395			$115,105		
Net interest-earning assets			$ 29,636			$ 11,454		
Net interest income				$3,940			$3,453	
Interest rate spread		2.60%			2.51%			2.59%
Net interest margin					3.33 %			3.10%
Average interest-earning assets to average interest-bearing liabilities					133.39 %			111.46%

(1) Includes nonaccruing loans. Interest income on loans receivable, net includes amortized loan fees.
(2) Includes interest-bearing demand deposits and other interest bearing deposits.
(3) Includes retained earnings and accumulated other comprehensive income.

Rate/Volume Analysis

The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected PFS Bancorp's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended December 31, 2002 vs Year Ended June 30, 2001		
	Increase (Decrease) Due To		Total Increase (Decrease)
	Yield/Rate	Volume	
		(In Thousands)	
Interest-earning assets:			
Loans receivable, net	$(1,436)	$(111)	$(1,547)
Investment securities	1	334	335
Deposits in other financial institutions	(272)	(82)	(354)
Total	(1,707)	141	(1,566)
Interest-bearing liabilities:			
Deposits	(1,395)	(482)	(1,877)
Borrowings	(81)	(91)	(176)
Total	(1,476)	(577)	(2,053)
Increase (decrease) in net interest income	$ (231)	$ 718	$ 487

Changes in Financial Condition From December 31, 2001 to December 31, 2002

Total assets amounted to $119.0 million at December 31, 2002, a decrease of $209,000, or .2%, compared to December 31, 2001.

Cash and cash equivalents decreased by $8.6 million, or 62.3%, as these funds were re-deployed into higher yielding investment securities and mortgage loans. Investment securities totaled $15.3 million at December 31, 2002, an increase of $9.2 million, or 150.0%, due primarily to purchases of $26.6 million of short term corporate debt securities, which were partially offset by maturities of $17.4 million. The aggregate yield on investment securities was 3.32% for 2002 while the aggregate yield on interest-bearing deposits in other financial institutions was 1.68% for 2002.

Loans receivable totaled $95.7 million at December 31, 2002, a decrease of $1.1 million, or 1.1%, from December 31, 2001. The decrease in loans reflects principal repayments during the 2002 period of $29.6 million, which were substantially offset by loan disbursements totaling $28.8 million. At December 31, 2002, the allowance for loan losses of Peoples totaled $764,000, an increase of $45,000, or 6.3%, over the level maintained at December 31, 2001. At December 31, 2002, the allowance represented approximately .80% of the total loan portfolio and 84.8% of total non-performing loans. As of December 31, 2002, the ratio of non-performing loans to total loans amounted to .93% compared to 1.87% at December 31, 2001. Nonperforming loans amounted to $901,000 and $1.8 million at December 31, 2002 and 2001, respectively. At December 31, 2002, nonperforming loans were comprised primarily of $816,000 of loans secured by one- to four-family residential real estate and $85,000 of consumer loans. It is the opinion of management that nonperforming loans are adequately collateralized and no unreserved losses are anticipated on nonperforming loans. Although management believes that its allowance for loan losses at December 31, 2002, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

Deposits decreased by $1.0 million, or 1.1%, year to year while advances from the Federal Home Loan Bank increased by $1.0 million compared to the prior year. Shareholders' equity totaled $27.6 million at December 31, 2002, a decrease of $239,000 or .9%, from December 31, 2001. The decrease in stockholders' equity was the result of a $1.0 million purchase of PFS Bancorp, Inc. stock for the Recognition and Retention Plan and dividends paid of $232,000, which were partially offset by net earnings of $853,000 and $162,000 of amortization for the allocation of shares in connection with the Corporation's Employee Stock Ownership Plan.

Comparison of Operating Results for the Year Ended December 31, 2002 and the Year Ended June 30, 2001

General. During 2001, the Corporation elected to change its annual reporting period from a June 30th fiscal period to a December 31st calendar period. As a result, the following discussion and analysis compares the Corporation's results of operations for the year ended December 31, 2002 to the fiscal year ended June 30, 2001. Net earnings amounted to $853,000 for the year ended December 31, 2002, compared to $748,000 for the fiscal year ended June 30, 2001. The increase in earnings of $105,000, or 14.0%, was due primarily to a $487,000 increase in net interest income and a $64,000 decrease in the provision for losses on loans, which were partially offset by a $330,000 decrease in other income, a $30,000 increase in general, administrative and other expense, and an $86,000 increase in income taxes.

Net Interest Income. Total interest income amounted to $6.8 million for the year ended December 31, 2002, compared to $8.4 million for the fiscal year ended June 30, 2001. The decrease of $1.6 million, or 18.6%, was due primarily to a decrease of $1.5 million, or 18.7%, in interest income on loans, as a result of a 151 basis point decrease in the average yield on loans and a $1.4 million, or 1.4%, decrease in the average balance of loans outstanding period to period. The decrease in the average yield, from 8.08% for the year ended June 30, 2001, to 6.57% for the year ended December 31, 2002 primarily reflects a decrease in market rates.

Interest expense decreased by $2.1 million, or 41.4%, to $2.9 million for the year ended December 31, 2002, compared to $5.0 million for the fiscal year ended June 30, 2001. Such decrease was due to a decline in interest expense on both deposits and borrowings. Interest expense on deposits decreased by $1.9 million, or 39.3%, due primarily to a decrease in the average rate paid from 4.91% for the fiscal year ended June 30, 2001 to 3.27% for the year ended December 31, 2002 and an $8.7 million, or 9.0%, decrease in the average balance of deposits outstanding period to period. The decrease in the rate paid reflects a decrease in market rates. Interest expense on borrowings decreased by $176,000, or 98.9%, due primarily to a decrease in the average balance outstanding as the Corporation used excess funds to reduce borrowings.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $487,000, or 14.1%, to $3.9 million for the year ended December 31, 2002, compared to the fiscal year ended June 30, 2001. The interest rate spread decreased from 2.59% for the fiscal year ended June 30, 2001 to 2.51% for the year ended December 31, 2002, while the net interest margin increased from 3.10% to 3.33% from period to period. The ratio of average interest-earning assets to average interest-bearing liabilities increased from 111.46% to 133.39% from period to period, respectively.

Provision for Losses on Loans. Peoples charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Peoples, the status of past due principal and interest payments, general market conditions, particularly as such conditions relate to Peoples' market area, and other factors related to the collectibility of Peoples' loan portfolio. Specifically, Peoples' methodology for assessing the appropriateness of the allowance consists of a formula allowance, a specific allowance, and an unallocated allowance. The formula allowance is based on loss factors applied to the categories of Peoples' loan portfolio based on historical experience. The specific allowance relates to specific categories of loans based on recent loss experience, charge-offs, and current economic conditions related to specific borrowers. The unallocated allowance is based upon management's evaluation of various conditions, including general economic and business conditions and credit quality trends, the effects of which are not directly measured in the determination of the formula and specific allowance. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits.

As a result of such analysis, management recorded a provision of $92,000 for the year ended December 31, 2002 and $156,000 for the fiscal year ended June 30, 2001. The provision for 2002 was predicated primarily on the level of nonperforming loans and the $47,000 of net charge-offs during the year.

While management believes that, based on information currently available, the allowance for loan losses is sufficient to cover losses inherent in Peoples' loan portfolio at this time, no assurance can be given that the level of the allowance will be sufficient to cover future loan losses or that future adjustments to the allowance will not be necessary if economic and/or other conditions differ substantially from the economic and other conditions considered by management in evaluating the adequacy of the current level of the allowance.

Other Income. Other income amounted to $336,000 for the year ended December 31, 2002, a decrease of $330,000, or 49.5%, compared to the fiscal year ended June 30, 2001. The decrease was due primarily to a $344,000 gain on sale of investment securities recorded in the year ended June 30, 2001. Other operating income increased by $19,000, or 6.0%, due primarily to an increase in service fees on NOW and demand deposit accounts.

General, Administrative and Other Expense. General, administrative and other expense totaled $2.7 million for the year ended December 31, 2002, an increase of $30,000, or 1.1%, over the fiscal year ended June 30, 2001. Employee compensation and benefits decreased by $241,000, or 14.3%, due to the expense of $622,000 related to the establishment of a deferred compensation plan in the fiscal year ended June 30, 2001, which provides retirement benefits to directors and certain officers of Peoples. This decline was partially offset by an increase in compensation for additional staffing, normal merit increases and a $212,000 increase in costs related to the stock benefit plans. Data processing expense increased by $145,000, or 66.5%, due primarily to costs incurred in connection with a conversion in data processing systems during 2002. This conversion to the new data processing platform is expected to facilitate the Savings Bank's expansion of its product offerings and accommodate future growth. A $125,000 payment to terminate the contract of the former data processor was expensed in 2002. Other operating expense increased by $63,000, or 13.7%, to $523,000 for the year ended December 31, 2002 compared to the fiscal year ended June 30, 2001. The increase was primarily due to increased professional fees associated with PFS Bancorp operating as a public company for the full year ended December 31, 2002.

Income Tax. The provision for income tax totaled $624,000 for the year ended December 31, 2002, an increase of $86,000, or 16.0%, over the fiscal year ended June 30, 2001. The increase was due primarily to the rise in pre-tax earnings of $191,000, or 14.9%, over comparable earnings for the fiscal year ended June 30, 2001. The effective tax rates for the years ended December 31, 2002 and June 30, 2001 were 42.2% and 41.8%, respectively.

Exposure to Changes in Interest Rates

Our ability to maintain net interest income depends upon our ability to earn a higher yield on assets than the rates we pay on our deposits and borrowings. Our interest-earning assets consist primarily of long-term residential mortgage loans which have adjustable rates of interest. Our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise since our adjustable-rate loans typically do not adjust as rapidly as our liabilities.

Quantitative Analysis. The OTS provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the OTS which show the impact of changing interest rates on net portfolio value. The report is based on financial data provided by management of Peoples. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed-rate loans help our profitability if interest rates are stable or declining since these loans have yields that exceed the cost of funds. At December 31, 2002, $16.1 million, or 16.5%, of the total loan portfolio consisted of fixed-rate loans. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, we have focused primarily on marketing adjustable-rate mortgage loans as well as shorter term commercial real estate and consumer loans. At December 31, 2002, $81.3 million, or 83.5% of the total loan portfolio, consisted of adjustable-rate loans.

Although the interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, management also regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and net portfolio value, which is defined as the net present value of a savings institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and net portfolio value.

The following table presents Peoples' net portfolio value as of December 31, 2002.

Net Portfolio Value				
Change in Interest Rates (basis points)	Estimated NPV	Estimated NPV as a Percentage of Assets	Amount of Change	Change as a Percentage of Assets
	(Dollars In Thousands)			
+300	$21,360	18.80%	$(545)	(13)bp
+200	22,001	19.17	96	24 bp
+100	22,066	19.13	161	20 bp
0	21,905	18.93	--	--
-100	21,821	18.78	(84)	(15)bp

The following table presents Peoples' net portfolio values as of December 31, 2001.

Net Portfolio Value				
Change in Interest Rates (basis points)	Estimated NPV	Estimated NPV as a Percentage of Assets	Amount of Change	Change as a Percentage of Assets
	(Dollars In Thousands)			
+300	$22,667	19.65%	$(2,001)	(112)bp
+200	23,651	20.25	(1,017)	(52)bp
+100	24,250	20.57	(418)	(20)bp
0	24,668	20.77	–	–
-100	24,823	20.78	155	1 bp

Net portfolio values are not provided by the OTS for a decrease of 200 or 300 basis points.

Liquidity and Capital Resources

Peoples maintains cash and liquid investments in corporate debt securities, municipal obligations and other securities to meet loan commitments and other funding needs.

At December 31, 2002, Peoples had outstanding commitments to originate loans (including lines of credit) totaling $5.5 million. In addition, as of December 31, 2002, the amount of certificates of deposit which were scheduled to mature in the following 12 months totaled $40.8 million. Peoples believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If Peoples requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Indianapolis are available as an additional source of funds.

Peoples is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At December 31, 2002, Peoples exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 17.4%, 17.4% and 29.3%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding PFS Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of PFS Bancorp's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on PFS Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
PFS Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of PFS Bancorp, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for the year ended December 31, 2002, for the six month period ended December 31, 2001 and for the fiscal year ended June 30, 2001. These consolidated financial statements are the responsibility of the Savings Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PFS Bancorp, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002, for the six month period ended December 31, 2001 and for the fiscal year ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
February 28, 2003 (except for Note M, as to which the date is March 10, 2003)

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001
(In thousands, except share data)

ASSETS	2002	2001
Cash and due from banks	$ 819	$ 1,034
Interest-bearing deposits in other financial institutions	4,406	12,820
Cash and cash equivalents	5,225	13,854
Investment securities designated as available for sale - at market	15,142	5,953
Investment securities held to maturity - at amortized cost, which approximates market	161	169
Loans receivable - net	95,702	96,772
Office premises and equipment - at depreciated cost	1,170	1,069
Real estate acquired through foreclosure	228	101
Federal Home Loan Bank stock - at cost	730	699
Accrued interest receivable	446	397
Prepaid expenses and other assets	176	32
Prepaid federal income taxes	-	199
Deferred federal income taxes	56	-
Total assets	$119,036	$119,245

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
Deposits	$ 89,420	$ 90,429
Advances from the Federal Home Loan Bank	1,000	-
Advances by borrowers for taxes and insurance	80	75
Accrued interest payable	26	35
Other liabilities	883	752
Deferred federal income taxes	-	118
Accrued federal income taxes	30	-
Total liabilities	91,439	91,409
Commitments	-	-
Shareholders' equity		
Preferred stock, 5,000,000 shares authorized, $.01 par value; no shares issued	-	-
Common stock - 10,000,000 shares authorized, $.01 par value; 1,551,293 shares issued and outstanding	16	16
Additional paid-in capital	14,971	14,931
Retained earnings - substantially restricted	13,723	13,102
Shares acquired by stock benefit plans	(1,994)	(1,095)
Accumulated other comprehensive income - unrealized gains on securities designated as available for sale, net of related tax effects	881	882
Total shareholders' equity	27,597	27,836
Total liabilities and shareholders' equity	$119,036	$119,245

The accompanying notes are an integral part of these statements.

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except share data)

	Year ended December 31, 2002	Six months ended December 31, 2001	Year ended June 30, 2001
Interest income			
Loans	$6,246	$3,518	$7,793
Investment and mortgage-backed securities	409	26	17
Interest-bearing deposits and other	185	241	596
Total interest income	6,840	3,785	8,406
Interest expense			
Deposits	2,898	2,026	4,775
Borrowings	2	19	178
Total interest expense	2,900	2,045	4,953
Net interest income	3,940	1,740	3,453
Provision for losses on loans	92	48	156
Net interest income after provision for losses on loans	3,848	1,692	3,297
Other income			
Gain on sale of real estate acquired through foreclosure	-	-	5
Gain on sale of investment securities	-	-	344
Other operating	336	180	317
Total other income	336	180	666
General, administrative and other expense			
Employee compensation and benefits	1,446	749	1,687
Occupancy and equipment	299	129	262
Data processing	363	115	218
Federal deposit insurance premiums	56	26	50
Contribution to charitable foundation	-	304	-
Provision for losses on real estate acquired through foreclosure	20	-	-
Other operating	523	220	460
Total general, administrative and other expense	2,707	1,543	2,677
Earnings before income taxes	1,477	329	1,286
Income taxes			
Current	798	175	785
Deferred	(174)	(27)	(247)
Total income taxes	624	148	538
NET EARNINGS	$ 853	$ 181	$ 748
EARNINGS PER SHARE	$.59	N/A	N/A

The accompanying notes are an integral part of these statements.

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year ended December 31, 2002	Six months ended December 31, 2001	Year ended June 30, 2001
Net earnings	$853	$181	$748
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(32) during the six months ended December 31, 2001, and $253 for the fiscal year ended June 30, 2001	(1)	(62)	492
Reclassification adjustment for realized gains included in earnings, net of tax of $117	-	-	(227)
Comprehensive income	$852	$119	$1,013
Accumulated comprehensive income	$881	$882	$ 944

The accompanying notes are an integral part of these statements.

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the year ended December 31, 2002, the six months ended December 31, 2001
and the fiscal year ended June 30, 2001
(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Shares acquired by stock benefit plan	Unrealized gains (losses) on securities designated as available for sale	Total
Balance at July 1, 2000	$-	$ -	$12,173	$ -	$679	$12,852
Net earnings for the year ended June 30, 2001	-	-	748	-	-	748
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	265	265
Balance at June 30, 2001	-	-	12,921	-	944	13,865
Net proceeds from issuance of common stock	15	14,605	-	(1,217)	-	13,403
Issuance of shares to charitable foundation	1	303	-	-	-	304
Amortization of expense related to stock benefit plan	-	23	-	122	-	145
Net earnings for the six months ended December 31, 2001	-	-	181	-	-	181
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	(62)	(62)
Balance at December 31, 2001	16	14,931	13,102	(1,095)	882	27,836
Amortization of expense related to stock benefit plan	-	40	-	122	-	162
Purchase of shares for stock benefit plan	-	-	-	(1,021)	-	(1,021)
Net earnings for the year ended December 31, 2002	-	-	853	-	-	853
Cash dividends of $.15 per share	-	-	(232)	-	-	(232)
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	(1)	(1)
Balance at December 31, 2002	$ 16	$14,971	$13,723	$(1,994)	$881	$27,597

The accompanying notes are an integral part of these statements.

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31, 2002	Six months ended December 31, 2001	Year ended June 30, 2001
Cash flows from operating activities:			
Net earnings for the period	$ 853	$ 181	$ 748
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Amortization of premium on investment securities	70	1	-
Amortization of deferred loan origination fees	(74)	(47)	(61)
Amortization expense of stock benefit plan	162	145	-
Gain on sale of real estate acquired through foreclosure	-	-	(5)
Gain on sale of investment securities	-	-	(344)
Depreciation	137	47	121
Provision for losses on loans	92	48	156
Provision for losses on real estate acquired through foreclosure	20	-	-
Issuance of shares to PFS Charitable Foundation	-	304	-
Deferred compensation liability	48	23	-
Increase (decrease) in cash due to changes in:			
Accrued interest receivable	(49)	70	15
Prepaid expenses and other assets	(144)	145	(130)
Other liabilities	83	(36)	634
Accrued interest payable	(9)	(13)	9
Income taxes			
Current	229	(112)	(113)
Deferred	(174)	(27)	(247)
Net cash provided by operating activities	1,244	729	783
Cash flows provided by (used in) investing activities:			
Proceeds from maturities of investment securities	17,350	-	10
Proceeds from sale of investment securities	-	-	349
Principal repayments on investment securities	8	-	-
Purchase of investment securities designated as available for sale	(26,610)	(4,584)	-
Loan principal repayments	29,639	23,160	38,345
Loan disbursements	(28,816)	(24,475)	(38,653)
Purchase of office premises and equipment	(238)	(22)	(35)
Proceeds from sale of real estate acquired through foreclosure	82	-	183
Purchase of Federal Home Loan Bank stock	(31)	-	(5)
Net cash provided by (used in) investing activities	(8,616)	(5,921)	194
Cash flows provided by (used in) financing activities:			
Net increase (decrease) in deposits	(1,009)	(8,220)	7,827
Proceeds from Federal Home Loan Bank advances	1,000	-	1,000
Repayment of Federal Home Loan Bank advances	-	(1,000)	(3,750)
Advances by borrowers for taxes and insurance	5	10	(2)
Proceeds from issuance of common stock	-	14,620	-
Dividends paid on common stock	(232)	-	-
Shares acquired by stock benefit plans	(1,021)	(1,217)	-
Net cash provided by (used in) financing activities	(1,257)	4,193	5,075
Net increase (decrease) in cash and cash equivalents	(8,629)	(999)	6,052
Cash and cash equivalents at beginning of period	13,854	14,853	8,801
Cash and cash equivalents at end of period	$ 5,225	$13,854	$14,853

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands)

	Year ended December 31, 2002	Six months ended December 31, 2001	Year ended June 30, 2001
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Income taxes	$ 553	$ 276	$ 793
Interest on deposits and borrowings	$2,909	$2,058	$4,944
Supplemental disclosure of noncash investing activities:			
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$ (1)	$ (62)	$ 265
Transfers from loans to real estate acquired through foreclosure	$ 259	$ -	$ 40
Issuance of loans upon sale of real estate acquired through foreclosure	$ -	$ 5	$ 271

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

In May 2001, the Board of Directors of Peoples Federal Savings Bank ("Peoples" or the "Savings Bank") adopted an overall plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all the Savings Bank's outstanding stock to a newly formed holding company, PFS Bancorp, Inc. (the "Corporation"). The conversion to the stock form of ownership was completed in October 2001, culminating in the Corporation's issuance of 1,551,293 common shares.

The Savings Bank conducts a general banking business in southeastern Indiana which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer, and nonresidential purposes. Peoples' profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Peoples can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiary, Peoples. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities

The Corporation accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

3. Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

4. Loan Origination Fees

The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method.

5. Allowance for Loan Losses

It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

5. Allowance for Loan Losses (continued)

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.

It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

At December 31, 2002 and 2001 and June 30, 2001, the Savings Bank had no loans that were defined as impaired under SFAS No. 114.

6. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided primarily using the straight-line and declining balance methods over the useful lives of the assets, generally estimated to be thirty years for the building and building improvements and five to seven years for furniture and equipment. An accelerated depreciation method is used for tax reporting purposes.

7. Real Estate Acquired through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

8. Income Taxes

The Corporation accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees and costs, deferred compensation, general loan loss allowances and the percentage of earnings bad debt deduction. Additionally, a temporary difference is recognized for depreciation utilizing accelerated methods for federal income tax purposes.

9. Benefit Plans

In conjunction with the Conversion, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given year. Expense related to the ESOP totaled approximately $182,000 for the year ended December 31, 2002 and $157,000 for the six months ended December 31, 2001.

The Corporation also has a Recognition and Retention Plan ("RRP"). Subsequent to the offering of common shares by the Corporation, the RRP purchased 60,835 shares of its common stock in the open market. Common stock awarded under the RRP vests ratably over a five year period, commencing with the date of the award. A provision of $30,000 related to the RRP was charged to operations in 2002.

The Savings Bank funds its defined benefit pension plan through participation in the Pentegra Defined Benefit Plan (the "Plan"). The Savings Bank is required to fund pension costs accrued. Contributions to the Plan were not required during any periods in 2002 or 2001 due to the Plan's overfunded status. The provision for pension expense is computed by the Plan's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Plan assets. The Savings Bank is not required to disclose separate actuarial information due to the Plan's classification as a multi-employer pension plan.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

9. Benefit Plans (continued)

The Savings Bank has a 401(k) savings plan for its employees. All employees are eligible and receive matching contributions from the Savings Bank at a predetermined rate. Expense recognized in connection with the 401(k) savings plan totaled approximately $9,000 for the year ended December 31, 2002, $4,000 for the six month period ended December 31, 2001 and $9,000 for the fiscal year ended June 30, 2001.

Peoples has a profit sharing plan which provides for additional compensation to employees if the Savings Bank meets certain performance goals. The Savings Bank recorded expense totaling $13,000 for the profit sharing plan for the fiscal year ended June 30, 2001. No expense was recognized in connection with the profit sharing plan in any other period presented.

The Savings Bank implemented a nonqualified Executive Officers and Directors Deferred Compensation Plan (the "Compensation Plan") during fiscal 2001, which provides for the payment of benefits to its directors and certain officers upon termination of service with the Savings Bank, with full vesting in the Compensation Plan after ten years of service. The deferred compensation unfunded liability reflects the current value of the plan obligation based on a present value of providing a sum certain of $17,800 per year to each participant for ten years after retirement. The present value was determined using an interest rate of 5.5% and the relative time to retirement for each participant. The Savings Bank recorded expense totaling $48,000 for the Compensation Plan during the year ended December 31, 2002, $23,000 during the six months ended December 31, 2001 and $622,000 during the fiscal year ended June 30, 2001.

Also, in April 2002, the Board of Directors adopted the PFS Bancorp, Inc. 2002 Stock Option Plan that provides for the issuance of 152,088 shares of authorized, but unissued shares of common stock at fair value at the date of grant. No options were granted in 2002.

10. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

11. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

11. Fair Value of Financial Instruments (continued)

the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment securities: Fair values for investment securities are based on quoted market prices and dealer quotes.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts, and consumer and other loans, fair values were deemed to equal the historic carrying values.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair values of deposits with no stated maturity, such as NOW accounts, passbook accounts and money market passbook accounts are deemed to approximate the amount payable on demand as of December 31, 2002 and 2001. The fair values for fixed-rate certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Advances by borrowers for taxes and insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 2002 and 2001, was not material.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

11. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:

	2002		2001	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 5,225	$ 5,225	$ 13,854	$ 13,854
Investment securities designated as available for sale	15,142	15,142	5,953	5,953
Investment securities held to maturity	161	161	169	169
Loans receivable - net	95,702	96,239	96,772	100,886
Federal Home Loan Bank stock	730	730	699	699
	$116,960	$117,497	$117,447	$121,561
Financial liabilities				
Deposits	$ 89,420	$ 90,457	$ 90,429	$ 92,229
Advances from the Federal Home Loan Bank	1,000	1,000	-	-
Advances by borrowers for taxes and insurance	80	80	75	75
	$ 90,500	$91,537	$ 90,504	$ 92,304

12. Advertising

Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $35,000 for the year ended December 31, 2002, $32,000 for the six months ended December 31, 2001 and $63,000 for the fiscal year ended June 30, 2001.

13. Earnings Per Share

Basic earnings per share is computed based upon the weighted-average common shares outstanding during the period less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding, which gives effect to 97,336 unallocated ESOP shares, totaled 1,453,957 for year ended December 31, 2002.

Diluted earnings per share is computed by taking into consideration common shares outstanding and dilutive potential common share equivalents. The Corporation had no dilutive or potentially dilutive securities during the year ended December 31, 2002.

The provisions of SFAS No. 128, "Earnings Per Share," are not applicable to the fiscal year ended June 30, 2001 and the six month period ended December 31, 2001, as the Corporation completed its conversion from mutual to stock form in October 2001.

14. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 financial statement presentation.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

15. Effects of Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective January 1, 2002, without material effect on the Corporation's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on the Corporation's financial condition or results of operations.

The FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions: An amendment of FASB Statements No. 72 and 144 and FASB Interpretation No 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," except for transactions between mutual enterprises. SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. The adoption of SFAS No. 147 did not have a material impact on the Corporation's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 is not expected to have a material effect on the Corporation's financial position or results of operations.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

15. Effects of Recent Accounting Pronouncements (continued)

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Corporation is currently evaluating the impact of FIN 46 and expects no material effect on its financial statements.

NOTE B - INVESTMENT SECURITIES

Amortized cost and estimated fair values of investment securities at December 31 are summarized as follows:

	2002		2001	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(In thousands)			
Held to maturity:				
Municipal obligations	$ 161	$ 161	$ 169	$ 169
Available for sale:				
FHLMC stock	$ 20	$ 1,226	$ 20	$1,366
Corporate debt securities	13,787	13,916	4,597	4,587
Total available for sale	$13,807	$15,142	$4,617	$5,953

At both December 31, 2002 and 2001, the market value appreciation of the Savings Bank's investment securities available for sale in excess of amortized cost was $1.3 million, consisting solely of gross unrealized gains at December 31, 2002, and consisting of $1.4 million in gross unrealized gains and $37,000 of gross unrealized losses at December 31, 2001.

NOTE B - INVESTMENT SECURITIES

The amortized cost and estimated fair value of corporate debt securities, by contractual terms to maturity, are shown below at December 31, 2002.

	Amortized cost	Estimated fair value
Due within one year	$ 7,634	$ 7,613
Due after one through three years	4,291	4,398
Due after three through five years	1,862	1,905
	$13,787	$13,916

Municipal obligations are scheduled to mature ratably over the next 16 years.

Proceeds from sales of investments securities totaled $349,000 during fiscal year ended June 30, 2001, resulting in gross unrealized gains of $344,000.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at December 31 was as follows:

	2002	2001
	(In thousands)	
Residential real estate		
One-to-four family	$72,964	$73,001
Multi-family	3,659	3,090
Nonresidential real estate	13,051	13,837
Consumer and other loans	7,728	8,206
	97,402	98,134
Less:		
Undisbursed loans in process	894	563
Deferred loan origination fees	42	80
Allowance for loan losses	764	719
	$95,702	$96,772

As depicted above, the Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $75.7 million, or 79%, of the total loan portfolio at December 31, 2002, and $75.5 million, or 78%, of the total loan portfolio at December 31, 2001. Customarily, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southeastern Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

NOTE C - LOANS RECEIVABLE (continued)

In the ordinary course of business, the Savings Bank has granted loans to some of its officers, directors, and their related interests. In the opinion of management, such loans are within applicable regulatory lending limitations and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was approximately $399,000 and $536,000 at December 31, 2002 and 2001, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows:

	Year ended December 31, 2002	Six months ended December 31, 2001 (In thousands)	Year ended June 30, 2001
Beginning balance	$719	$691	$627
Provision for losses on loans	92	48	156
Charge-off of loans	(59)	(20)	(130)
Recoveries	12	-	38
Ending balance	$764	$719	$691

As of December 31, 2002, the Savings Bank's allowance for loan losses was solely general in nature, which is includible as a component of regulatory risk-based capital.

At December 31, 2002 and 2001 and June 30, 2001, the Savings Bank's nonperforming loans totaled approximately $901,000, $1.8 million and $1.1 million, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $20,000 for the year ended December 31, 2002, $86,000 for the six months ended December 31, 2001, and $32,000 for the fiscal year ended June 30, 2001.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are comprised of the following at December 31:

	2002	2001
	(In thousands)	
Land and improvements	$ 107	$ 107
Buildings and improvements	1,326	1,278
Furniture and equipment	1,064	874
Automobiles	26	26
	2,523	2,285
Less accumulated depreciation and amortization	1,353	1,216
	$1,170	$1,069

NOTE F - DEPOSITS

Deposits consist of the following major classifications at December 31:

Deposit type and weighted-average interest rate	2002	2001
	(In thousands)	
Non-interest bearing accounts	$ 2,671	$ 822
NOW accounts		
2002 - 1.08%	14,834	
2001 - 1.31%		15,982
Savings Passbooks		
2002 - 1.49%	9,519	
2001 - 1.50%		9,540
Super Savers		
2002 - 1.73%	7,163	
2001 - 1.72%		6,877
Total demand, transaction and passbook deposits	34,187	33,221
Certificates of deposit		
Original maturities of:		
Less than 12 months		
2002 - 2.14%	5,711	
2001 - 3.40%		3,829
12 months to 24 months		
2002 - 2.96%	20,481	
2001 - 4.43%		17,113
24 months to 36 months		
2002 - 4.48%	11,560	
2001 - 6.13%		7,759
More than 36 months		
2002 - 4.78%	1,580	
2001 - 5.45%		8,042
Individual retirement		
2002 - 4.54%	9,117	
2001 - 5.44%		9,155
Jumbo		
2002 - 3.10%	6,784	
2001 - 5.04%		11,310
Total certificates of deposit	55,233	57,208
Total deposit accounts	$89,420	$90,429

At December 31, 2002 and 2001, the Savings Bank had certificate of deposit accounts with balances in excess of $100,000 totaling approximately $13.7 million and $26.4 million, respectively.

NOTE F - DEPOSITS (continued)

Interest expense on deposits is summarized as follows:

	Year ended December 31, 2002	Six months ended December 31, 2001 (In thousands)	Year ended June 30, 2001
Passbook, NOW and money market passbook	$ 494	$ 356	$ 722
Certificates of deposit	2,404	1,670	4,053
	$2,898	$2,026	$4,775

Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

	2002	2001
	(In thousands)	
Less than six months	$21,926	$12,803
Six months to one year	18,867	29,672
One year to three years	13,299	13,380
Three years or more	1,141	1,353
	$55,233	$57,208

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2002 by pledges of certain residential mortgage loans totaling $1.5 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing fiscal year ending in	2002	2001
		(In thousands)	
1.62%	2004	$1,000	$-

NOTE H - INCOME TAXES

The provision for income taxes differs from that computed at the statutory corporate tax rate for the periods ended as follows:

	Year ended December 31, 2002	Six months ended December 31, 2001 (In thousands)	Year ended June 30, 2001
Federal income taxes computed at 34% statutory rate	$502	$112	$437
Increase (decrease) in taxes resulting from:			
Dividends received deduction	(4)	(2)	(4)
Tax exempt interest	(3)	(2)	(3)
State income taxes	160	53	110
Other	(31)	(13)	(2)
Income tax provision per financial statements	$624	$148	$538
Effective income tax rate	42.2%	45.0%	41.8%

The composition of the Corporation's net deferred tax asset (liability) at December 31 is as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	2002	2001
	(In thousands)	
Deferred tax assets:		
Stock benefit plans	$ 10	$-
Deferred compensation	236	219
General loan loss allowance	267	245
Charitable contribution carryforward	98	-
Total deferred tax assets	611	464
Deferred tax liabilities:		
Difference between book and tax depreciation	(61)	(77)
Deferred loan origination costs	(2)	-
Percentage of earnings bad debt deduction	-	(20)
Unrealized gains on securities available for sale	(454)	(454)
State income taxes	(38)	(31)
Total deferred tax liabilities	(555)	(582)
Net deferred tax asset (liability)	$ 56	$(118)

Prior to 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2002, includes approximately $1.3 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $400,000.

NOTE H - INCOME TAXES (continued)

Pursuant to legislation enacted in 1996, the Savings Bank was required to recapture as taxable income approximately $670,000 of its tax bad debt reserve, which represented the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank had provided deferred taxes for this amount and completed the six-year amortization of the recapture of the bad debt reserve into taxable income in 2001.

NOTE I - LOAN COMMITMENTS

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At December 31, 2002, the Savings Bank had outstanding commitments of approximately $1.3 million to originate loans. Additionally, the Savings Bank was obligated under unused lines of credit for home equity loans totaling $1.5 million and unused lines of credit under commercial loans totaling $2.7 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2002, and will be funded from normal cash flow from operations and borrowings as necessary.

NOTE J - REGULATORY CAPITAL

The Savings Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE J - REGULATORY CAPITAL (continued)

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During 2002, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

As of December 31, 2002 and 2001, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2002	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Tangible capital	$19,450	17.4%	≥$1,674	≥1.5%	≥$5,580	≥ 5.0%
Core capital	$19,450	17.4%	≥$4,464	≥4.0%	≥$6,696	≥ 6.0%
Risk-based capital	$20,755	29.3%	≥$5,674	≥8.0%	≥$7,092	≥10.0%

As of December 31, 2001	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Tangible capital	$19,476	17.3%	≥$1,688	≥1.5%	≥$5,627	≥ 5.0%
Core capital	$19,476	17.3%	≥$4,502	≥4.0%	≥$6,752	≥ 6.0%
Risk-based capital	$20,195	28.6%	≥$5,663	≥8.0%	≥$7,078	≥10.0%

NOTE J - REGULATORY CAPITAL (continued)

The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the Savings Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE K - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

In May 2001, the Savings Bank's Board of Directors adopted an overall plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all the Savings Bank's outstanding stock to a newly formed holding company, PFS Bancorp, Inc. Pursuant to the Plan, as amended, PFS Bancorp, Inc. offered for sale up to 1.7 million common shares at $10.00 per share to its depositors, members of the community and a newly formed Employee Stock Ownership Plan ("ESOP"). The stock offering was completed on October 11, 2001, culminating in the sale of 1,520,875 common shares and the receipt of $13.4 million of net equity capital. The Plan further provided for the PFS Bancorp, Inc. issuance of 30,418 shares to the PFS Charitable Foundation. Accordingly, the Corporation recorded a charge to operations totaling $304,000 for the six months ended December 31, 2001.

At the completion of the conversion to stock form, a liquidation account was established in the amount of retained earnings contained in the final offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain deposit accounts in the Savings Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible member will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Savings Bank, the existence of the liquidation account will not restrict the use or application of such retained earnings.

The Savings Bank may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements of SAIF insured institutions.

NOTE L - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC.

The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002 and the period ended December 31, 2001.

PFS BANCORP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001
(In thousands)

ASSETS	2002	2001
Interest-bearing deposits in Peoples Federal Savings Bank	$ 191	$ 93
Interest-bearing deposits in other financial institutions	1,248	1,424
Investment securities	4,818	4,587
Loan receivable from ESOP	973	1,095
Investment in Peoples Federal Savings Bank	20,307	20,396
Prepaid expenses and other	31	159
Prepaid income taxes	-	86
Deferred income taxes	86	3
Total assets	$27,654	$27,843
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses and other liabilities	$ 25	$ 7
Accrued income taxes	32	-
Total liabilities	57	7
Shareholders' equity		
Common stock and additional paid-in capital	14,987	14,947
Retained earnings	13,723	13,102
Shares acquired by stock benefit plans	(1,994)	(1,095)
Unrealized gains on securities designated as available for sale, net	881	882
Total shareholders' equity	27,597	27,836
Total liabilities and shareholders' equity	$27,654	$27,843

NOTE L - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC. (continued)

PFS BANCORP, INC.
STATEMENTS OF OPERATIONS
(In thousands)

	Year ended December 31, 2002	Period ended December 31, 2001
Revenue		
Interest income	$ 254	$ 58
Equity in earnings of Peoples Federal Savings Bank	801	124
Total revenue	1,055	182
General and administrative expenses	151	312
Earnings (loss) before income taxes (credits)	904	(130)
Income taxes (credits)	51	(86)
NET EARNINGS (LOSS)	$ 853	$ (44)

PFS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Year ended December 31, 2002, six months ended December 31, 2001 and fiscal year ended June 30, 2001

NOTE L - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC. (continued)

PFS BANCORP, INC.
STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31, 2002	Period ended December 31, 2001
Cash provided by (used in) operating activities:		
Net earnings (loss) for the period	$ 853	$ (44)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities		
Amortization of premiums and discounts on investment securities - net	18	(13)
Issuance of shares to PFS Charitable Foundation	-	304
Equity in earnings of Peoples Federal Savings Bank	(801)	(124)
Increase (decrease) in cash due to changes in:		
Prepaid expenses and other assets	128	(159)
Prepaid income taxes	118	(86)
Deferred income taxes	(98)	(3)
Other liabilities	18	7
Net cash provided by (used in) operating activities	236	(118)
Cash flows provided by (used in) investing activities:		
Purchase of Peoples Federal Savings Bank common stock	-	(7,306)
Purchase of investment securities	(16,204)	(4,584)
Proceeds from maturity of investment securities	16,000	-
Loan disbursements to ESOP	-	(1,217)
Proceeds from repayments on loan to ESOP	122	122
Net cash used in investing activities	(82)	(12,985)
Cash flows provided by (used in) financing activities:		
Proceeds from issuance of common stock - net	-	14,620
Dividends paid on common stock	(232)	-
Net cash provided by (used in) financing activities	(232)	14,620
Net increase (decrease) in cash and cash equivalents	(78)	1,517
Cash and cash equivalents at beginning of period	1,517	-
Cash and cash equivalents at end of period	$ 1,439	$ 1,517

Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During 2002 and 2001, the Savings Bank did not distribute dividends to the Corporation.

NOTE M - SUBSEQUENT EVENT

In March 2003, the Corporation repurchased for treasury 77,565 shares of its common stock at an aggregate cost of $1.3 million.

PFS Bancorp, Inc.

DIRECTORS AND EXECUTIVE OFFICERS

PFS BANCORP, INC. AND PEOPLES FEDERAL SAVINGS BANK

Directors

Robert L. Laker
Chairman of the Board

Mel E. Green
Director, President and Chief Executive Officer

Gilbert L. Houze
Director and Vice Chairman of the Board

Dale R. Moeller
Director

Carl E. Petty
Director

Jack D. Tandy
Director and Secretary

Executive Officers

Mel E. Green
President and
Chief Executive Officer

Stuart M. Suggs
Corporate Treasurer,
Vice President and
Chief Financial Officer

BANKING LOCATIONS AND STOCKHOLDER INFORMATION

BANKING LOCATIONS

PFS Bancorp, Inc. is an Indiana-incorporated thrift holding company conducting business through its wholly-owned subsidiary, Peoples Federal Savings Bank. Peoples Federal Savings Bank is a federally-chartered, SAIF-insured stock savings bank operating through three offices in southeast Indiana.

Main Office

Second and Bridgeway Streets
Aurora, Indiana 47001

Branch Offices

330 Industrial Access Road
Rising Sun, Indiana 47040

705 E. Main Street
Vevay, Indiana 47043

ANNUAL MEETING

The Annual Meeting of Stockholders of PFS Bancorp will be held on May 1, 2003, at 3:00 p.m., Eastern Daylight Savings Time, at PFS Bancorp's main office located at Second and Bridgeway Streets, Aurora, Indiana.

TRANSFER AGENT/REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(908) 272-8511

STOCKHOLDER REQUESTS

Requests for annual reports, quarterly reports and related stockholder literature should be directed to Stuart M. Suggs, Corporate Treasurer, Vice President and Chief Financial Officer, PFS Bancorp, Inc., Second and Bridgeway Streets, Aurora, Indiana 47001.

Stockholders needing assistance with stock records, transfers or lost certificates, please contact PFS Bancorp's transfer agent, Registrar and Transfer Company.